Mail Stop 3561

      							July 26, 2005


Mr. Antonio Jose Ribeiro dos Santos
Chief Executive Officer
Telemig Celular Participacoes S.A.
SCN Quadra 4, Bloco B, Ed. Centro Empresarial Varig, Torre Oeste,
Sala 702-A
70714-000 Brasilia-DF, Brazil

	Re:	Telemig Celular Participacoes S.A.
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed June 30, 2005
		File No. 1-14483

Dear Mr. Santos:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for Fiscal Year Ended December 31, 2004

Item 15.  Disclosure Controls and Procedures, page 70

1. We note that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were
"effective to ensure that material information relating to us was made known to them by others within our company particularly during the period in which this annual report and accounts was being prepared." Please confirm for us that your disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange
Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms and are effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the
Exchange Act. Alternatively, you may simply state that your disclosure controls and procedures are effective. In addition, please revise your disclosure in future filings.

2. We note your disclosure that "there were no significant changes in our internal controls or in other factors that could significantly affect these controls and procedures subsequent to the date our chief executive officer and our chief financial officer completed their evaluation, no were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions" (emphasis added). Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm for us that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2004 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-K in future filings.

Consolidated Statements of Operations and Comprehensive Income, page
F-6

3. It appears that the captions "cost of services" and "gross profit" exclude depreciation and amortization for property and equipment directly attributed to the generation of revenue. If so, we believe that this presentation inappropriately reports a figure for income before depreciation and amortization. As required by SAB 11:B, revise your presentation in future filings to either reclassify the applicable depreciation to "cost of services" or remove the caption
"gross margin" and indicate the amount of applicable depreciation that is excluded from "cost of services."

4. Tell us how you considered the guidance in EITF 01-14 in determining that it is appropriate to present revenues net of each of the taxes on telecommunications services that are described at page
28.

Note 8 - Shareholders` Equity, Page F-20

(e) Capital reserves, page F-21

5. Explain for us in more detail your accounting treatment for the future tax benefits associated with the legal reorganization whereby
Telpart contributed assets to you. Specifically, clarify how you account for the usage of the deferred tax assets and the issuance of shares to Telpart for the amount of the tax benefits recognized. In addition, tell us whether this transaction relates to the capitalization of retained earnings, discussed at page F-20. Clarify your statement that this capitalization increased the number of shares outstanding but did not involve the issuance of additional shares. Tell us the effect, if any, of each of these transactions on your earnings per share calculation under SFAS 128.

Note 14 - Contingencies, page F-31

(a) Tax Contingencies, page F-31

6. We note your disclosure that R$14,030 of the provision relating to
ICMS tax was reversed to selling, general and administrative expenses in 2004, while the accrual for this contingency decreased by R$57,726 from R$69,021 at December 31, 2003 to R$11,295 at December 31,
2004.
Tell us and disclose, in future filings, how you accounted for the remainder of the decrease. Similarly, tell us and disclose where you recorded the increase in your provision for the FISTEL fund from R$13,063 at December 31, 2003 to R$34,227 at December 31, 2004.

Note 16 - Swaps, page F-34

7. Tell us your basis for offsetting the fair value of your swap assets and liabilities, rather than presenting the assets and liabilities on a gross basis.


Note 17 - Stock-Based Compensation, page F-35

8. We note that the exercise prices of the options under Plan B are subject to adjustment by an inflation index. Tell us how you considered these changes in the exercise price in determining whether variable accounting was required for these options under the guidance in FIN 44. In addition, tell us how you accounted for the reduced exercise price resulting from the 20% discount from the market price at the date of grant and your basis in the accounting literature.




*    *    *    *




      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Melissa Hauber, Staff Accountant, at (202)
551-
3368 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director


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Mr. Antonio Jose Ribeiro dos Santos
Telemig Celular Participacoes S.A.
July 26, 2005
Page 5